Issuer Free Writing Prospectus	Registration Statement No. 333-147295
Dated December 5, 2007	Filed Pursuant to Rule 433 of the Securities Act of 1933
FINAL TERM SHEET
Midwest Banc Holdings, Inc.
Depositary Shares each Representing 1/100th of a share of
Series A Noncumulative Redeemable Convertible Perpetual Preferred Stock

Issuer:	Midwest Banc Holdings, Inc. (“Midwest”)

Security:	Depositary shares each representing 1/100th of a share of Series A Noncumulative Redeemable Convertible Perpetual Preferred Stock

Shares Offered:	1,500,000 depositary shares

Over-allotment Shares:	225,000 depositary shares

Public Offering Price:	$25.00 per depositary share; $37,500,000 total (not including over-allotment option)

Listing:	The depositary shares are proposed to be listed on the NASDAQ Global Market under the symbol “MBHIP”

Underwriting Discounts and Commissions:	$0.7875 per share; $1,181,250 total (not including over-allotment option)

Proceeds to Midwest (before expenses):	$24.2125 per share; $36,318,750 total (not including over-allotment option)

Use of Proceeds:	Midwest intends to use the net proceeds from this offering to contribute capital to its bank subsidiary, to repay a portion of its outstanding senior debt and for other general corporate purposes.

Sole Bookrunning Manager:	Stifel, Nicolaus & Company, Incorporated

Co-managers:	Friedman, Billings, Ramsey & Co., Inc. Sterne, Agee & Leach, Inc. Howe Barnes Hoefer & Arnett

Underwriting Allocation:	Stifel, Nicolaus & Company, Incorporated	750,000
	Friedman, Billings, Ramsey & Co., Inc.	300,000
	Sterne, Agee & Leach, Inc.	300,000
	Howe Barnes Hoefer & Arnett	150,000

Dividends:	7.75% per annum of the liquidation preference, which is initially equivalent to $1.937500 per year and $0.484375 per quarter per depositary share. Dividends are noncumulative and are payable if, when and as declared by Midwest’s board of directors.

Dividend Payment Dates:	Quarterly on the last day of March, June, September and December of each year (or if such day is not a business day, the next business day), commencing December 31, 2007. Dividends for the first dividend period ending December 31, 2007 will be for less than a full quarter.

Conversion Price:	Initially $15.00, which is equivalent to a 20.579% premium over $12.44 per share, the last reported sale price of Midwest’s common stock on December 4, 2007. This conversion price is also subject to anti-dilution adjustments upon the occurrence of certain events.

Holder Conversion Rights:	Depositary shares are convertible, at the option of the holder, at any time into the number of shares of Midwest’s common stock equal to $25.00 divided by the conversion price then in effect. Cash will be paid in lieu of issuing any fractional share interest.

Issuer Conversion Option:	Depositary shares are convertible, at the option of Midwest, on or the fifth anniversary of the issue date, into the number of shares of Midwest’s common stock equal to $25.00 divided by the conversion price then in effect. Midwest may only exercise this option if Midwest’s common stock price equals or exceeds 130% of the then prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days and Midwest has paid full dividends on the depositary shares for four consecutive quarters.

Optional Redemption:	Depositary shares are redeemable, at the option of Midwest, on or after the fifth anniversary of the issue date, for $25.00 per share, plus declared and unpaid dividends, if any, provided that the payment of dividends for prior periods has been approved by the Federal Reserve Board.

Voting Rights:	Holders of depositary shares will generally have no voting rights.

If dividends on depositary shares have not been paid in full for six or more quarterly periods (whether or not consecutive), holders of depositary shares (voting separately as a class with all other series of preferred stock on parity with the Series A Preferred Stock upon which like voting rights have been conferred and are exercisable) as a separate class will be entitled to elect two additional directors to Midwest’s board of directors to serve until all dividends have been fully paid or declared and set apart for payment for four consecutive quarterly dividend periods.

Liquidation Preference:	$25.00 per depositary share, plus declared and unpaid dividends, if any, provided that the payment of dividends for prior periods has been approved by the Federal Reserve Board.

No Maturity:	The Series A Preferred Stock will have no stated maturity date, sinking fund or mandatory redemption.

Form:	The depositary shares are intended to be issued and maintained in book-entry form.

Settlement Date:	December 10, 2007

Selling Concession:	2.00% ($0.50)

Reallowance to Other Dealers:	0.40% ($0.10)

Type of Security:	SEC Registered

CUSIP Number:	598251 205

ISIN Number:	US5982512056
     Midwest Banc Holdings, Inc. has filed a registration statement (including a prospectus and a preliminary prospectus supplement dated November 28, 2007) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (or any updates thereto) and other documents Midwest has filed with the SEC for more complete information about Midwest and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Midwest, any Underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated toll-free 1-800-729-6888.
     The depositary shares are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
     Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.